Exhibit 99.1

Given Imaging
First Quarter 2013
Financial Results Conference Call
May 9, 2013
9:00 a.m. ET

Operator:
Please standby. We’re about to begin. Good day and welcome ladies and gentlemen to the Given Imaging First Quarter 2013 Financial Results conference call. As a reminder, today’s call is being recorded. All participants are in a listen only mode.

At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar:	Good morning and thank you for joining us. With us today from Given Imaging are Homi Shamir, President and CEO and Yuval Yanai, Chief Financial Officer.

Before we begin, I’d like to read the following regarding forward looking statements. During the course of this conference call the company may make projections or other forward looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s Annual Report on Form 20-F filed March 7, 2013.

The company undertakes no obligations to update any projections or forward looking statements in the future.

In today’s call, the company will make reference to certain non GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA and adjusted operating expenses.

The reconciliation of these non GAAP measures to the most directly comparable GAAP measures can be found in the company’s first quarter 2013 financial results press release, which is posted on the Given Imaging Web site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging.

Homi Shamir:
Thanks Fern and thanks to all of you for joining us today. In the first quarter of 2013 we were very encouraged that we returned to solid sales growth in both the EMEA and APAC regions which demonstrated record Q1 revenue growth of 8% and 20%, respectively.

However, we were disappointed that the total revenue growth in the quarter was below our expectations due mainly to a shortfall in sales execution in the Americas region. We have taken decisive action to correct this situation. We expect that the Americas region will be back on track in the second quarter.

So far, we are encouraged by second quarter’s sales to date, which are ahead of last year at this time. While we normally do not disclose any information about the current quarter, we wanted to update you because we are confident that we can achieve our financial guidance provided earlier this year.

On a positive note, I am pleased to report that the first quarter of 2013 gross margin was strong. On a GAAP basis, we achieved gross margin of 77.1% compared to 75.6% in the same period last year. On a non GAAP basis, gross margin reached 78.1% compared to 76.2% last year. Yuval will provide additional financial details shortly.

The most important medical meeting of the year for Given Imaging, Digestive Disease Week begins next week in Orlando. More than 120 abstracts covering our seven PillCam and functional GI diagnostics products will be presented at the meeting.  Importantly, data from the PillCam COLON 2 USA pivotal trial to assess the accuracy and safety of PillCam COLON 2 compared to optical colonoscopy in 885 patients will be presented in a podium presentation by lead investigator Dr. Douglas Rex, of Indiana University Medical Center.

Following his presentation in the conference on May 21, we will be hosting a meeting with members of the financial community to review data as well as other highlights.

Dr. Rex, will discuss PillCam COLON 2 data and Dr. Cristiano Spada of Rome will review additional PillCam COLON 2 abstracts. Dr. Sam Adler of Israel will discuss highlights of our next generation PillCam SB 3. This event will also be webcast and we look forward to your participation.

On the PillCam COLON 2 regulatory front, we are encouraged with our advanced discussions with both USA and Japanese regulatory authorities and continue to expect decisions this year.

We started shipping our next generation PillCam SB 3 capsules in Europe and Australia at the beginning of the second quarter. PillCam SB 3 offers physicians enhanced image quality and includes adaptive frame rate technology used in our PillCam COLON 2 capsules.

We have received very positive feedback from physicians, who has begun using the product and believe that PillCam SB 3 will further solidify our global competitive and leadership position.

We remain on target to launch PillCam SB 3 in the USA later this year, pending FDA 510k clearance. We look forward to telling you more about this product during our investor call at DDW.

At DDW we will be celebrating a significant milestone for Given Imaging, the sale of 2 million PillCam capsules. We sold our first capsule in 2001 and eight years later we reached 1 million capsules sold. It took us just four years to sell an additional 1 million capsules.

I will now turn in the call over to Yuval Yanai, who will provide additional details on our first quarter results.

Yuval Yanai:
Thanks. As Homi mentioned, we achieved revenues of $40.6 million in first quarter of 2013. Revenue in the Americas region in the first quarter decreased 11% to $23.9 million, for reasons Homi just discussed.

In the EMEA region, revenues increased 8% to $11.6 million from $10.8 million in the first quarter of 2012. Revenues in the APAC region increased 20% in the first quarter of 2013 to $5.1 million from $4.2 million in the same period in 2012.

It should be noted that the weakening Japanese yen had an adverse effect of approximately $400,000 on the region’s revenues compared to last year. Total PillCam SB sales were 54,600 capsules in the first quarter of 2013, a 3% decrease compared to the first quarter of 2012.

In the Americas region, PillCam SB sales in the first quarter decreased 8% to 30,800 capsules compared to 33,700 capsules in the same period of last year.

Compared to the first quarter of 2012, PillCam SB in the EMEA region increased 3% to 15,500 capsules, while PillCam SB sales in the APAC region increased 7% to 8,300 capsules.

Worldwide sales of functional diagnostics products decreased by 12% to $11 million in the first quarter of 2013 compared to $12.6 million in the same period last year. The decline is mainly due to the shortfall in revenues in the Americas region.

In the Americas region, functional diagnostics products revenue decreased 17% in the first quarter of 2013 to $8.3 million compared to $10 million in the same period last year. Functional diagnostics revenue in the EMEA region was $2.3 million compared to $1.9 million in the same period last year.

Revenues in the APAC region was $400,000 compared to $700,000 in the same period last year.

On a GAAP basis, operating profit was $100,000 compared to $400,000 in the first quarter of 2012. The decline in GAAP and non GAAP operating profit is attributable predominantly to the decline in revenues. Non GAAP operating profit was $2 million compared to $2.1 million in the first quarter of 2012.

The company did not record financial income in the first quarter. Interest income derived from financial investment was completely offset by the translation losses resulting from the devaluation of the US dollar compared to Israeli currency.

This quarter, cash used in operating activities totaled $2.2 million. On a GAAP basis, net loss for the first quarter of 2013 was $200,000 or 1 cent per share compared to net income of $200,000 or 1 cent per share in the same quarter of last year.

On a non GAAP basis, net income for the first quarter of 2013 was $1.5 million or 5 cents per share on a fully diluted basis compared to $1.8 million or 6 cents per share on a fully diluted basis in the first quarter of 2012.

The reconciliation between GAAP and non GAAP earnings is available in our first quarter press release, which is posted on our website. Moderator, you may now open the call to questions.

Operator:
Thank you. If you’d like to signal for a question please press star 1 on your touch-tone telephone. And if you are using a speakerphone please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again that is star 1 to signal for a question.

And we’ll go first to Jeremy Feffer of Cantor Fitzgerald.

Jeremy Feffer:
Hi guys. Good morning. I first wanted to - I guess if we’ll look at the US. I mean results were down across the entire portfolio. I guess I just want a little more color. What were you guys seeing? Was this kind of a slow utilization quarter in general?

And if so, what is - I know Homi, you commented on stronger trends thus far in the second quarter. What are you seeing? Is there something that has happened to improve trends this quarter or was there something more going on last quarter?

Homi Shamir:
Thanks Jeremy and good morning. No. I think first quarter was - the only thing is execution in the USA team. It’s sometimes like, you know, we are into the NBA finals now. It’s like you had a bad game and we know some players did not show the way we wanted it.

We made some adjustments and we believe this adjustment will make us in the right direction. And we start seeing the way we start progressing with the Q2. I don’t think there is any fundamental difference. As a matter of fact, I am very bullish. We have a great team in the USA and we just had a bad game.

Jeremy Feffer:
Okay, no, I guess that’s fair. So but is there any sort of specific - so some players had a bad game. Is there - what kind of adjustments did you or are you making to ensure, because I noticed in the commentary also, you haven’t altered guidance at all.

So I assume that means that whatever adjustments you made have been put in place and those numbers should be back on track the rest of this year?

Homi Shamir:	Yeah, we don’t - we really don’t want to go to the detail. You normally in a game don’t talk too much about the courts and let ((inaudible)).

But we believe we make all the right changes, and there is no doubt in our mind that the USA team is going to deliver. And that’s where we’re feeling very confident in our guidance for the year. So we remain on track. And again, let’s see the result of the second quarter.

But so far April or even the last couple of days, because we’re tracking them and we see them as a good progress.

Jeremy Feffer:
Okay. And then I wanted to quickly on Japan, it looks like things have settled down there. I remember, you know, the last couple of quarters were a little lumpy with the transition to the direct sales force.

Can I assume from these numbers that that is now progressing on track and we shouldn’t have these issues anymore?

Homi Shamir:
Japan is moving and progressing very well with the sales execution. Just to remind, most of all, over between 60% or 70% of our sales now in Japan coming directly. Expanded indication, the one that we got last year is working very well. We see more and more utilization into this market.

And we are very pleased. I mean, but again we have to continue from quarter to quarter to achieve better in Japan and we intend to do so.

Jeremy Feffer:
Okay. And actually sorry, I had one more on the US and then I’ll hop back in queue. Should we read anything into maybe in the US, was there any distraction from that sale process that you had undergone? Might that have been a bit of a contributor?

Homi Shamir:
Not at all. As a matter of fact, through all the sales process we did not lose any talent whatsoever both in the company, in the USA or in the corporate. As a matter fact, we recently refilled some position that - with very good talent. So no, not at all.

Jeremy Feffer:	Okay. I’ll hop back in queue. Thank you.

Operator:	And again, as a reminder, that’s star 1 if you’d like to signal for a question at this time. Again, star 1. And we will go next to Bryan Brokmeier of Maxim Group.

Bryan Brokmeier:	Hi, good morning. Was North America weak throughout the quarter or how do it trend during, you know, during the quarter?

Homi Shamir:	It started - generally it was a good month than we dip into. And that’s where - that’s what happened, Bryan.

Bryan Brokmeier:	Okay. And when did you make the adjustments that you expect to reaccelerate the growth in North America?

Homi Shamir:	Beginning of this quarter, beginning of April.

Bryan Brokmeier:	Okay. And, you know, what are you seeing - you’ve previously talked about colonoscopies as being leading - kind of a leading indication of your volumes.

And, you know, what are you seeing in terms of colonoscopy volume in the United States and are you seeing that also starting to improve in the second quarter?

Homi Shamir:	We did not monitor - Bryan, I do not monitor or we did not monitor recently how colonoscopy, but talking with physician, a general question, how is business? And they said business is good.

And because it’s mainly driven by colonoscopy, so I don’t think we - even if we get the research data, I always find that there is a decline in colonoscopy.

Bryan Brokmeier:
Okay. And just back in terms of the performance in North America, Sierra in particular was, you know, below my expectations. Any details on how that specifically was weak in the quarter as opposed to just, you know, overall weakness of the SB business?

Homi Shamir:
Yeah, if you look, we were down across the board, so that’s also showing and demonstrate that it’s not was some micro or some issue particular in small bowel or in Bravo/Sierra. It just was across the board.

Bryan Brokmeier:
Okay. And how about - you didn’t really talk too much about China. I know that, you know, that that’s an area that was a little bit, you know, didn’t sort of pick up as much as you would have liked to last year.

But this - from prior conversations, it sounded like the distributor is really starting to understand the business and getting up and running. Is China performing well so far? Sort of what’s your outlook on China for the remainder of the year?

Homi Shamir:	Decent, not outstanding. Really the most, as I keep saying, Asia-Pacific is driven by three areas, which is Japan was a very good quarter; Australia, we had a very good quarter; China was decent.

Again, we believe it will perform to our expectation, but really is the biggest and as you know also from pricing point of view, both Japan and Australia are much higher pricing per capsules. So that’s really where most of the revenue coming.

We have also a very good business in China coming out of manometry and we have close to 100 units installed in China. That’s also a good business for us.

But as I said, decent but we’re really focusing to make sure Japan is our biggest opportunity by far not only from quantity of capsules also from the price we are selling in Japan. As we know it’s a close to $800 per capsule.

The opportunity of COLON that is not far from us, and obviously the expanded indication we have in the SB so that’s our focus. But obviously China is important, but China is not a huge contributor from a dollar point of view.

Bryan Brokmeier:
Okay. And lastly, in terms of the SB 3 launch in Europe and Australia. You said that that’s going well and doctors are encouraged. You are encouraged by the reception from doctors, but I was assuming you might still have some inventory of SB 2 capsules.

And, you know, I’m sort of wondering how you expect that transition to occur in, you know, transitioning doctors over from the SB 2 to the SB 3. And, you know, how you expect that to aspire over the next couple of years.

Yuval Yanai:
Hi Bryan, good morning. This is Yuval speaking.

I think we are well experienced in transitioning between products. We did it quite successfully in the past and we have a detailed transition plan also for this year.

So we assume that once we have a full deployment of SB 3, we are not left with any SB 2 capsule or component. So we feel quite safe on this ground.

Homi Shamir:
Just one more thing to add to Yuval. As we all know, regulatory approval in different parts of the world is taking longer. Just for an example, you mentioned China. We’re just applying now for SB 3. Normally the process in China taking two to three year at least.

So other country across the globe, so it’s a process. It’s not taking immediately phasing in, phasing out with a product. It’s mainly due to the regulatory approval.

Bryan Brokmeier:	Okay. Thank you very much.

Yuval Yanai:	Thank you.

Operator:
And again it’s star 1 for any other questions. Again, star 1. We’ll pause for a moment. We do have another question that just came in. And with no further - actually, we do have another question that just came in. It comes from Paul Nouri of Noble Equity Fund.

Paul Nouri:	Hi guys. Good morning. So the first quarter, I guess came in a little low, but you kept your guidance for the year. And you don’t want to be too specific.

But, you know, is it - are we going to see a gradual increase towards the guidance or is it going to be really back half weighted, like third and fourth quarters?

Homi Shamir:
Good morning Paul. Normally and with - historically also you look at that Q2 and Q3 are much better than Q1 and Q4 is much better than Q2 and Q3. So that’s the trend. And we are hoping also to catch up some of the losses in Q1.

Paul Nouri:	And it was mentioned that the yen had I think a negative $400,000 impact in the quarter. How does that play out in the second quarter as the currency stands now?

Yuval Yanai:	Hi Paul. This is Yuval speaking. Well, there is no change. It will have at least the same effect because we expect second quarter to be stronger in Japan compared to the first quarter.

However, it is already embedded in our anticipation that we will be able to meet our guidance. So yes, there will be some call it adverse effect of the Japanese yen.

On the other hand, for example, so far the euro is slightly stronger than - compared to what we expected. And total sales in euro are higher compared to how much we sell in Japanese yen. So all in all, there isn’t a very significant effect of currency so far.

Paul Nouri:	And I guess final question. Looking at the gross margin that came in around 77%, is that what we can expect the rest for the year, around that?

Yuval Yanai:
Well we usually report two gross margins, GAAP and non-GAAP. The only difference between GAAP and non-GAAP is the purchase price, price allocation expenses that are allocated on a gross margin. So if I call it real gross margin, it is 78%.

There is always kind of a 1% difference between two of them. I think we mentioned before, we can reiterate, which we believe that going forward we can maintain high gross margin. We always talk about an average of approximately 77%.

There could be quarterly fluctuation like in this quarter that the gross margin was up to 78%. It may go down one quarter to 76%. It very much depends on the quarterly mix of products and distribution of revenues among geographies.

But on average, on an annual basis, we believe that 77%, maybe slightly over that, is a good number to take into consideration.

Paul Nouri:	Okay, thanks.

Yuval Yanai:	Thank you.

Operator:	And we’ll take a follow up from Jeremy Feffer of Cantor Fitzgerald.

Jeremy Feffer:	Just one more quickly. I’m wondering if - is there any update on IDB and what their intentions might be with that block or are they sort of quiet for now?

Yuval Yanai:
Well first of all, let me tell you that we prefer not to talk on behalf of our shareholders. They announced before that they will try to sell their shares in the company and I believe they will do what they have to do. Other than that we don’t have any other news.

I can say that at least from our point of view whatever is happening over our heads does not affect our business at all.

Jeremy Feffer:	Okay.

Homi Shamir:	Yeah. I just...

Jeremy Feffer:	Fair enough.

Homi Shamir:	...wanted to also add that they say that they are planning to sell it in one block and they are not planning to sell it into the market.

Feffer:	Okay. Fair enough. Thank you.

Operator:	And with no further questions in queue I’d like to turn the conference back over to Homi Shamir for closing remarks.

Homi Shamir:	Thank you all for joining us today for the call. I’m looking forward to seeing many of you at our investor community meeting at DDW in a few weeks. Thank you.

Operator:	This does conclude today’s conference ladies and gentlemen. Again, we appreciate everyone’s participation.

END